Goldman Sachs (Asia) L.L.C.,

Credit Suisse Securities (USA) LLC

As representatives of the several Underwriters

named in Schedule I to the Underwriting Agreement,

c/o Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

VIA EDGAR AND FACSIMILE

April 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Maryse Mills-Apenteng, Special Counsel Ji Kim, Attorney-Adviser Craig Wilson, Senior Assistant Chief Accountant David Edgar, Staff Accountant

Re:	Weibo Corporation (the “Company”) Registration Statement on Form F-1 (Registration No. 333-194589)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m., Eastern Daylight Time on April 16, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 4, 2014, through the date hereof:

Preliminary Prospectus dated April 4, 2014:

1805 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As Representatives of the several Underwriters

Goldman Sachs (Asia) L.L.C.

By:	/s/ Xiaoyin Zhang
Name: Xiaoyin Zhang
Title: Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ Imran Khan
Name: Imran Khan
Title: Global Head of Internet IBD